Exhibit 99.1

FOR IMMEDIATE RELEASE

Date:	January 25, 2016
Contacts:	Kevin McPhaill, President/CEO

Ken Taylor, EVP/CFO

Phone:	(559) 782-4900 or (888) 454-BANK
Website Address:	www.sierrabancorp.com

SIERRA BANCORP REPORTS EARNINGS

Porterville, CA – January 25, 2016 – Sierra Bancorp (Nasdaq: BSRR), parent of Bank of the Sierra, today announced its unaudited financial results for the quarter and the year ended December 31, 2015. Sierra Bancorp recognized net income of $18.067 million for the year in 2015, an improvement of $2.827 million, or 19%, relative to net income in 2014. The increase over the prior year is the result of substantially higher net interest income driven by higher interest-earning assets and an increase in non-recurring interest income, a growing level of non-interest income, and a reduced loan loss provision, partially offset by a higher tax accrual and, for the annual comparison, higher overhead expense. The Company’s return on average assets was 1.07% in 2015, up from 1.03% in 2014. The Company’s return on average equity also increased to 9.59% in 2015 from 8.18% in 2014, and diluted earnings per share increased to $1.33 in 2015 from $1.08 in 2014. For the fourth quarter of 2015 Sierra Bancorp had net income of $5.363 million, an annualized return on average equity of 11.25%, and a return on average assets of 1.24%.

Total assets were up $159 million, or 10%, during 2015 due to net growth of $162 million, or 17%, in gross loan balances that was partially offset by slightly lower levels of cash and investments. Loan growth was favorably impacted by increased utilization on mortgage warehouse lines, the purchase of $28 million in residential mortgage loans in March, and strong organic growth. Total nonperforming assets, including nonperforming loans and foreclosed assets, were reduced by almost $12 million, or 48%, during 2015. Total deposits were up $98 million, or 7%, for the year due primarily to a $96 million organic increase in core non-maturity deposits. Non-deposit borrowings were increased by $55 million in 2015 in order to meet the funding requirements created by strong loan demand.

“Never mistake motion for action.” – Ernest Hemingway

“Hemingway gives us this important reminder – just doing something is not the same as achieving results,” observed Kevin McPhaill, President and CEO. “We have worked diligently this past year to direct our attention and the actions of our bankers, some of the best in the industry, to reinforcing quality banking relationships with existing customers and obtaining new business,” he added. “This persistence resulted in strong loan and deposit growth throughout our markets during 2015, leading to improved profitability. We’re excited about our prospects for 2016 and anticipate that this will be another year of action, cultivating customer relationships and generating quality loan and deposit growth,” concluded McPhaill.

Sierra Bancorp Financial Results

January 25, 2016

Financial Highlights

Net income increased by $1.710 million, or 47%, in the fourth quarter of 2015 relative to the fourth quarter of 2014, and was up $2.827 million, or 19%, for the year in 2015 relative to 2014. Pre-tax income actually increased by 53% and 27% for the quarter and year, respectively, but the percentage change in net income was lower due to a higher tax accrual rate in 2015. There were also significant variances in the components of pre-tax income, including some items of a nonrecurring nature, as noted below.

Net interest income was up by $1.645 million, or 12%, for the fourth quarter and $7.801 million, or 15%, for the year due primarily to growth in average interest-earning assets totaling $164 million, or 12%, in the fourth quarter of 2015 over the fourth quarter of 2014 and $203 million, or 15%, for the year in 2015 over 2014. The growth in average interest-earning assets was due to a combination of our acquisition of Santa Clara Valley Bank in the latter part of 2014, organic growth, and the purchase of residential mortgage loans in 2015. While our net interest margin was unchanged for the quarterly comparison, the positive impact of higher interest-earning assets was partially offset by a drop of two basis points in our net interest margin for the year-to-date comparison. Our lower net interest margin for the year resulted in part from relatively strong growth in lower-yielding mortgage warehouse loans and continued competitive pressures on loan yields. The comparative results for the fourth quarter and the year were both favorably impacted by non-recurring interest income, which is comprised primarily of penalties and accelerated fee recognition on loan prepayments as well as interest recoveries on non-accrual loans (net of interest reversals for loans placed on non-accrual status). Net non-recurring interest income totaled $312,000 in the fourth quarter of 2015 relative to $82,000 in the fourth quarter of 2014, and added $825,000 to interest income for the year in 2015 relative to $505,000 in 2014. Another factor in the Company’s year-to-date results of operations was our loan loss provision, which was zero in 2015 relative to $350,000 for 2014.

Total non-interest income rose by $472,000, or 11%, for the quarterly comparison and $1.884 million, or 12%, for the annual comparison. Service charges on deposit accounts, which represent the largest portion of non-interest income, were up $382,000, or 18%, for the quarter and $1.124 million, or 14%, for the year, due primarily to fees earned from increased activity on commercial accounts and higher overdraft income. A decline in bank-owned life insurance (BOLI) income was due primarily to fluctuations in income on BOLI associated with deferred compensation plans, which was down by $37,000 for the quarter and $380,000 for the year. Investment gains dropped quarter over quarter but were about the same year over year, as we realized income from the sale of investments in 2015 totaling $235,000 in the fourth quarter and $666,000 for the entire year relative to investment gains in 2014 of $381,000 in the fourth quarter and $667,000 for the year. Other non-interest income increased by $258,000, or 19%, in the fourth quarter of 2015 and $1.132 million, or 20%, for the year, primarily from the following: dividends on restricted stock, which were up $53,000 for the quarter and $481,000 for the year due in part to a non-recurring special dividend from the Federal Home Loan Bank in the second quarter of 2015; higher debit card interchange income; increases in other activity-based fees; and lower pass-through costs on our low-income housing tax credit investments.

Total non-interest expense reflects a drop of $682,000, or 5%, for the fourth quarter, but was up by $4.328 million, or 9%, on a year-over-year basis. The largest component of non-interest expense, salaries and benefits, fell by $207,000, or 3%, for the quarter and increased $1.945 million, or 8%, for the year. Personnel expense for both the fourth quarter and the entire year in 2015 benefitted from a higher level of deferred salaries directly related to successful loan originations (which lowers current period expense), a fourth quarter 2015 accrual adjustment for lower expected payouts pursuant to the Company’s incentive compensation plan, a drop in equity incentive plan expense accruals since no new stock options were granted in 2015, and a reduction in deferred compensation expense associated with the aforementioned drop in BOLI income. The year-to-date comparison also includes a drop in temporary help and overtime costs, which were higher in the first quarter of 2014 because of our core banking system conversion. Working against the reductions in personnel costs were recurring costs from our 2014 acquisition including salaries and associated payroll taxes, bonuses, and benefits such as the Company’s contribution to the employee retirement plan and group health insurance premiums. Those costs are reflected in the entire year for 2015 but for only half of the fourth quarter in 2014, since the acquisition occurred on November 14, 2014. Regular annual salary increases also impacted personnel costs for the fourth quarter and the year in 2015.

Sierra Bancorp Financial Results

January 25, 2016

Occupancy expense increased by $93,000, or 6%, for the quarter, and $555,000, or 9%, for the year-to-date period due primarily to ongoing costs for the branch offices associated with our 2014 acquisition and the loan production office opened during 2015. Other non-interest expense fell by $568,000, or 11%, for the fourth quarter but increased by $1.828 million, or 11%, for the year in 2015. The largest increases in this category came in the following areas: OREO expense, with substantial OREO gains in 2014 contributing to increases in net OREO costs in 2015 totaling $1.066 million for the fourth quarter and $1.573 million for the year; data processing expense, which was up by $159,000 for the fourth quarter and $710,000 for the year due in large part to core processing costs related to our additional offices, as well as recurring costs from our core banking system conversion which weren’t fully reflected in the first quarter of 2014; telecommunications expense, which was down slightly for the fourth quarter but increased by $574,000 for the year due to recurring costs from additional branch offices and billing credits received in 2014; operational costs such as ATM network fees, internet banking costs, electronic interchange costs, etc., which increased due to higher levels of activity; internal audit and review costs; core deposit intangible amortization resulting from our acquisition, which totaled $34,000 for the fourth quarter and $134,000 for the year in 2015; marketing expense; postage expense; training costs; and debit card losses, which are lower for the fourth quarter but higher for the entire year in 2015 due to an increase in fraudulent activity. Significant favorable variances within other non-interest expense include a reduction in non-recurring acquisition costs totaling $1.803 million for the fourth quarter and $1.969 million for the year in 2015, a reduction in stock option expense for directors totaling $80,000 for both the fourth quarter and the entire year since no stock options were issued in 2015, lower legal expense, and, primarily affecting the year-over-year comparison, a drop in non-recurring loan sale costs, lower directors’ deferred compensation expense related to the drop in BOLI income, and lower regulatory expense.

The Company’s provision for income taxes was 34% of pre-tax income in the fourth quarter of 2015 relative to 31% in the fourth quarter of 2014, and 33% for the year in 2015 as compared to 29% in 2014. The higher tax provisioning in 2015 is primarily the result of higher taxable income and a declining level of available tax credits, including those generated by our investments in low-income housing tax credit funds as well as certain hiring tax credits.

Balance sheet changes during 2015 include an increase in total assets of $159 million, or 10%, due to growth in loans that was partially offset by slightly lower cash balances and investments. Gross loans increased by $162 million, or 17%, as a result of a $74 million upsurge in balances outstanding on mortgage warehouse lines from increased line utilization, the first quarter purchase of $28 million in residential mortgage loans, strong organic growth in other non-farm real estate loans, and an $18 million increase in agricultural production loans. Increases in the aforementioned loan categories were partially offset by a $12 million drop in the balance of agricultural real estate loans, due in part to the first quarter prepayment of a large dairy loan subsequent to the sale of the business by the borrower, as well as smaller declines in commercial and consumer loans.

Sierra Bancorp Financial Results

January 25, 2016

Total nonperforming assets, including non-accrual loans and foreclosed assets, were reduced by $12 million, or 48%, during 2015, including a significant reduction in the fourth quarter pursuant to the sale of our single largest remaining nonperforming loan. The sale of that loan also resulted in the recovery of interest, which boosted interest income for the period as noted above. The Company’s ratio of nonperforming assets to loans plus foreclosed assets was 1.13% at December 31, 2015 compared to 2.53% at December 31, 2014, with the lower ratio reflective of the reduction in nonperforming assets and higher total loan balances. All of the Company’s impaired assets are periodically reviewed, and are either well-reserved based on current loss expectations or are carried at the fair value of the underlying collateral, net of expected disposition costs. In addition to nonperforming assets, the Company had $12 million in loans classified as restructured troubled debt (TDRs) that were included with performing loans as of December 31, 2015, approximately the same as at December 31, 2014.

The Company’s allowance for loan and lease losses was $10.4 million as of December 31, 2015, down from $11.2 million at December 31, 2014 due to the charge-off of certain impaired loan balances against previously-established reserves. Net loans charged off against the allowance totaled $825,000 in 2015 compared to $779,000 in 2014. Due to loan growth in portfolio segments with low historical loss rates and credit quality improvement in the remainder of the loan portfolio, the overall allowance declined to 0.92% of total loans at December 31, 2015 from 1.16% at December 31, 2014. Management’s detailed analysis indicates that the Company’s allowance for loan and lease losses should be sufficient to cover credit losses inherent in loan and lease balances outstanding as of December 31, 2015, but no assurance can be given that the Company will not experience substantial future losses relative to the size of the allowance.

Deposit balances reflect net growth of $98 million, or 7%, during the year ended December 31, 2015, due primarily to an increase of $96 million, or 9%, in core non-maturity deposits. Junior subordinated debentures remain the same, but other short-term borrowings were increased by $55 million, or 176%, during 2015 to support our strong loan growth.

Total capital of $190 million at December 31, 2015 was up only $3 million, or 2%, for the year, since the addition of net income to retained earnings and the impact of stock options exercised during 2015 were largely offset by the Company’s repurchase of shares, the payment of cash dividends, and a drop in accumulated other comprehensive income. There were no shares repurchased during the fourth quarter of 2015. The Company’s risk-based capital ratios dropped during 2015 due mainly to the increase in risk-adjusted assets, but they remain at robust levels.

About Sierra Bancorp

Sierra Bancorp is the holding company for Bank of the Sierra (www.bankofthesierra.com), which is in its 39th year of operations and at almost $1.8 billion in total assets is the largest independent bank headquartered in the South San Joaquin Valley. The Company has over 400 employees and conducts business through 28 full-service branches, a loan production office, an online branch, a real estate industries center, an agricultural credit center, and an SBA center. On January 4, 2016, Sierra Bancorp entered into a definitive agreement to acquire Coast Bancorp, the holding company for Coast National Bank, which has approximately $150 million in assets and maintains offices in San Luis Obispo, Paso Robles, Arroyo Grande, and Atascadero, California. We expect the transaction to be completed in the second quarter of 2016, subject to customary conditions of closing including the receipt of required regulatory approvals and the consent of Coast Bancorp shareholders.

Sierra Bancorp Financial Results

January 25, 2016

Forward-Looking Statements

The statements contained in this release that are not historical facts are forward-looking statements based on management's current expectations and beliefs concerning future developments and their potential effects on the Company. Readers are cautioned not to unduly rely on forward looking statements. Actual results may differ from those projected. These forward-looking statements involve risks and uncertainties including but not limited to the health of the national and local economies, the Company’s ability to attract and retain skilled employees, customers' service expectations, the Company's ability to successfully deploy new technology, the success of branch expansion, changes in interest rates, loan portfolio performance, the Company’s ability to secure buyers for foreclosed properties, and other factors detailed in the Company’s SEC filings, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s most recent Form 10-K and Form 10-Q.

Additional information about the Coast Bancorp Merger and Where to Find It

In connection with the proposed merger of Sierra Bancorp and Coast Bancorp, Sierra will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Sierra Bancorp common stock to be issued to the shareholders of Coast, which will contain Sierra’s prospectus and Coast’s proxy statement. Before making any voting or investment decision, investors and security holders of Coast Bancorp are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. In addition, Sierra and Coast may file other relevant documents concerning the proposed merger with Coast with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained when it becomes available by directing a request by telephone or mail to Sierra Bancorp, 86 North Main Street, Porterville, California 93257, Attn: Corporate Secretary, telephone (559) 782-4900, or by accessing Sierra’s website at www.sierrabancorp.com under “Investor Relations.” The information on Sierra’s website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings it makes with the SEC.

Participants in the solicitation

Sierra Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Coast Bancorp in connection with the transaction. Information about the directors and executive officers of Sierra is set forth in the definitive proxy statement on Schedule 14A filed with the SEC on April 24, 2015.

Coast and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Coast in connection with the Merger.

Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available.

Sierra Bancorp Financial Results

January 25, 2016

CONSOLIDATED INCOME STATEMENT

(in $000's, unaudited)

	3-Month Period Ended:			Year Ended:
	12/31/2015	12/31/2014	% Change	12/31/2015	12/31/2014	% Change
Interest Income	$16,164	$14,509	11.4%	$62,707	$55,121	13.8%
Interest Expense	651	641	1.6%	2,581	2,796	-7.7%
Net Interest Income	15,513	13,868	11.9%	60,126	52,325	14.9%

Provision for Loan & Lease Losses	-	-	0.0%	-	350	-100.0%
Net Int after Provision	15,513	13,868	11.9%	60,126	51,975	15.7%

Service Charges	2,518	2,136	17.9%	9,399	8,275	13.6%
Bank-Owned Life Insurance Income	412	434	-5.1%	907	1,278	-29.0%
Gain (Loss) on Investments	235	381	-38.3%	666	667	-0.1%
Other Non-Interest Income	1,628	1,370	18.8%	6,743	5,611	20.2%
Total Non-Interest Income	4,793	4,321	10.9%	17,715	15,831	11.9%

Salaries & Benefits	5,947	6,154	-3.4%	24,871	22,926	8.5%
Occupancy Expense	1,738	1,645	5.7%	6,899	6,344	8.7%
Other Non-Interest Expenses	4,522	5,090	-11.2%	18,933	17,105	10.7%
Total Non-Interest Expense	12,207	12,889	-5.3%	50,703	46,375	9.3%

Income Before Taxes	8,099	5,300	52.8%	27,138	21,431	26.6%
Provision for Income Taxes	2,736	1,647	66.1%	9,071	6,191	46.5%
Net Income	$5,363	$3,653	46.8%	$18,067	$15,240	18.5%

TAX DATA
Tax-Exempt Muni Income	$751	$732	2.6%	$2,953	$2,936	0.6%
Interest Income - Fully Tax Equiv	$16,568	$14,903	11.2%	$64,297	$56,702	13.4%

NET CHARGE-OFFS (RECOVERIES)	$(11)	$(236)		$825	$779	5.9%

PER SHARE DATA	3-Month Period Ended:			Year Ended:
(unaudited)	12/31/2015	12/31/2014	% Change	12/31/2015	12/31/2014	% Change
Basic Earnings per Share	$0.40	$0.27	48.1%	$1.34	$1.09	22.9%
Diluted Earnings per Share	$0.40	$0.26	53.8%	$1.33	$1.08	23.1%
Common Dividends	$0.11	$0.09	22.2%	$0.42	$0.34	23.5%

Wtd. Avg. Shares Outstanding	13,250,570	13,759,516		13,460,605	14,001,958
Wtd. Avg. Diluted Shares	13,372,836	13,894,490		13,585,110	14,136,486

Book Value per Basic Share (EOP)	$14.36	$13.67	5.0%	$14.36	$13.67	5.0%
Tangible Book Value per Share (EOP)	$13.77	$13.08	5.3%	$13.77	$13.08	5.3%

Common Shares Outstanding (EOP)	13,254,088	13,689,181		13,254,088	13,689,181

KEY FINANCIAL RATIOS	3-Month Period Ended:		Year Ended:
(unaudited)	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Return on Average Equity	11.25%	7.73%	9.59%	8.18%
Return on Average Assets	1.24%	0.93%	1.07%	1.03%
Net Interest Margin (Tax-Equiv.)	4.01%	4.01%	3.99%	4.01%
Efficiency Ratio (Tax-Equiv.)	58.98%	69.91%	63.98%	66.48%
Net C/O's to Avg Loans (not annualized)	0.00%	-0.03%	0.08%	0.09%

AVERAGE BALANCES	3-Month Period Ended:			Year Ended:
(in $000's, unaudited)	12/31/2015	12/31/2014	% Change	12/31/2015	12/31/2014	% Change
Average Assets	$1,720,731	$1,551,370	10.9%	$1,692,769	$1,481,349	14.3%
Average Interest-Earning Assets	$1,574,629	$1,410,920	11.6%	$1,547,006	$1,344,490	15.1%
Avg Loans & Leases (net of def fees)	$1,060,806	$911,436	16.4%	$1,027,983	$859,981	19.5%
Average Deposits	$1,455,715	$1,299,598	12.0%	$1,432,436	$1,236,461	15.8%
Average Equity	$189,061	$187,411	0.9%	$188,481	$186,393	1.1%

Sierra Bancorp Financial Results

January 25, 2016

STATEMENT OF CONDITION
(in $000's, unaudited)

	End of Period:
	12/31/2015	12/31/2014	$ Change	% Change
ASSETS
Cash and Due from Banks	$48,623	$50,095	$(1,472)	-2.9%
Securities and Fed Funds Sold	507,582	511,883	(4,301)	-0.8%
Loans Held for Sale	-	-	-	0.0%

Real Estate Loans (non-Agricultural)	644,926	559,191	85,735	15.3%
Agricultural Real Estate Loans	133,182	145,039	(11,857)	-8.2%
Agricultural Production Loans	46,237	27,746	18,491	66.6%
Comm'l & Industrial Loans & Leases	113,207	113,771	(564)	-0.5%
Mortgage Warehouse Lines	180,355	106,021	74,334	70.1%
Consumer Loans	14,949	18,885	(3,936)	-20.8%
Gross Loans & Leases	1,132,856	970,653	162,203	16.7%
Deferred Loan Fees	2,169	1,651	518	31.4%
Loans & Leases Net of Deferred Fees	1,135,025	972,304	162,721	16.7%
Allowance for Loan & Lease Losses	(10,423)	(11,248)	825	-7.3%
Net Loans & Leases	1,124,602	961,056	163,546	17.0%

Bank Premises & Equipment	21,990	21,853	137	0.6%
Other Assets	93,740	92,433	1,307	1.4%
Total Assets	$1,796,537	$1,637,320	$159,217	9.7%

LIABILITIES & CAPITAL
Non-Interest Demand Deposits	$432,251	$390,897	$41,354	10.6%
Int-Bearing Transaction Accounts	431,840	386,334	45,506	11.8%
Savings Deposits	193,052	167,655	25,397	15.1%
Money Market Deposits	101,562	117,907	(16,345)	-13.9%
Customer Time Deposits	305,923	298,902	7,021	2.3%
Wholesale Brokered Deposits	-	5,000	(5,000)	-100.0%
Total Deposits	1,464,628	1,366,695	97,933	7.2%

Junior Subordinated Debentures	30,928	30,928	-	0.0%
Other Interest-Bearing Liabilities	86,705	31,451	55,254	175.7%
Total Deposits & Interest-Bearing Liab.	1,582,261	1,429,074	153,187	10.7%

Other Liabilities	23,936	21,155	2,781	13.1%
Total Capital	190,340	187,091	3,249	1.7%
Total Liabilities & Capital	$1,796,537	$1,637,320	$159,217	9.7%

CREDIT QUALITY DATA	End of Period:
(in $000's, unaudited)	12/31/2015	12/31/2014	$ Change	% Change
Non-Accruing Loans	$9,634	$20,678	$(11,044)	-53.4%
Foreclosed Assets	3,193	3,991	(798)	-20.0%
Total Nonperforming Assets	$12,827	$24,669	$(11,842)	-48.0%

Performing TDR's (not incl. in NPA's)	$12,431	$12,359	$72	0.6%

Non-Perf Loans to Gross Loans	0.85%	2.13%
NPA's to Loans plus Foreclosed Assets	1.13%	2.53%
Allowance for Ln Losses to Loans	0.92%	1.16%

OTHER PERIOD-END STATISTICS	End of Period:
(unaudited)	12/31/2015	12/31/2014
Shareholders Equity / Total Assets	10.6%	11.4%
Loans / Deposits	77.3%	71.0%
Non-Interest Bearing Dep. / Total Dep.	29.5%	28.6%

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